                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 4)*


                       Pacific Gateway Properties, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  694329-10-3
--------------------------------------------------------------------------------
                                (CUSIP Number)

                            Robert L. Birnbaum, Esq.
                            Foley, Hoag & Eliot LLP
                             One Post Office Square
                               Boston, MA  02109
                                 (617) 832-1000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                April 24, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D

---------------------                                    -----------------
CUSIP NO. 694329-10-3                                    PAGE 2 OF 9 PAGES
---------------------                                    -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Cobey, Jacobsen & Gordon, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      See Item 5.                                               (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Massachusetts

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      0

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

12                                                                  [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IA, CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D

---------------------                                    -----------------
CUSIP NO. 694329-10-3                                    PAGE 3 OF 9 PAGES
---------------------                                    -----------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CJG Associates

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      See Item 5.                                               (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Massachusetts

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            9,200

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             9,200

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------

      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      9,200

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

12                                                                  [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D

---------------------                                    -----------------
CUSIP NO. 694329-10-3                                    PAGE 4 OF 9 PAGES
---------------------                                    -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ellis Fund Limited Partnership

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      See Item 5.                                               (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Massachusetts

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            9,200

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             9,200

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      9,200

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

12                                                                  [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D

---------------------                                    -----------------
CUSIP NO. 694329-10-3                                    PAGE 5 OF 9 PAGES
---------------------                                    -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      H. Todd Cobey, Jr.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      See Item 5.                                               (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF, AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            19,200

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          9,200
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             19,200

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          22,700
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      41,900

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

12                                                                  [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.   SECURITY AND ISSUER

     This statement relates to the common stock, $1.00 par value, of Pacific Gateway Properties, Inc., One Rincon Center, 101 Spear Street, Suite 215, San Francisco, California 94105.

ITEM 2.   IDENTITY AND BACKGROUND

     The persons filing this statement are H. Todd Cobey, Jr., Cobey, Jacobson & Gordon, Inc., a Massachusetts corporation ("CJG, Inc."), CJG Associates, a Massachusetts partnership, and Ellis Fund Limited Partnership, a Massachusetts limited partnership (the "Limited Partnership"). Mr. Cobey's business address is 10 Liberty Square, Boston, Massachusetts 02109. Mr. Cobey is an investment advisor with, and President of, CJG, Inc., a corporation at the same address. Mr. Cobey is also a partner in CJG Associates, which is the sole General Partner of the Limited Partnership. CJG Associates and the Limited Partnership use the same business address above. Mr. Cobey is a U.S. citizen. Neither Mr. Cobey, CJG, Inc., CJG Associates nor the Limited Partnership has been convicted in any proceeding of the character identified in Item 2(d) nor been a party to a civil proceeding of the character described in Item 2(e).

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The sources of funds for the purchase of the stock described herein are the working capital funds of the Limited Partnership and the personal funds of Mr. Cobey and other private investors.

ITEM 4.   PURPOSE OF TRANSACTION

     Mr. Cobey, for himself, on behalf of CJG Associates and the Limited Partnership, and on behalf of CJG, Inc., as investment advisor for certain other private investors, purchased and beneficially owns the shares of Common Stock of the issuer specified in Item 5 for investment purposes. Mr. Cobey will continue to review these investments and may at some future time either increase or decrease the level of investment, depending on investment objectives, the performance of the issuer, the regional economy and other factors. Except as stated above, none of Mr. Cobey, CJG Associates, the Limited Partnership and CJG, Inc. has any present plans or proposals that would relate to or result in any of the changes or actions described in paragraphs (a) through (j) of this
Item 4.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Mr. Cobey beneficially owns, directly or indirectly, 41,900 shares of common stock of the issuer, representing approximately 1.1% of the 3,892,596 shares outstanding as of June 30, 1997. Mr. Cobey has sole dispositive and voting power with respect to 19,200 shares of common stock owned by him personally through an individual retirement account, shared voting and dispositive power with respect to 9,200 shares of common stock held by the Limited Partnership and no voting power and shared dispositive power with respect to 13,500 shares of Common Stock held in an investment advisory capacity. CJG Associates and the Limited Partnership have sole voting


                                  Page 6 of 9 Pages
power and dispositive power with respect to the 9,200 shares held by the Limited Partnership, representing approximately 0.2% of the 3,892,596 shares of the issuer's outstanding common stock. The 13,500 shares of common stock for which Mr. Cobey has shared dispositive power represent approximately 0.3% of the 3,892,596 shares of the issuer's outstanding common stock.

     Schedule I attached hereto sets forth sales by the persons identified in
Item 2 on April 24, 1997. None of the persons identified in Item 2 has effected any transactions in the common stock of the issuer during the past 60 days. All such sales were effected in the open market.

     Each of Mr. Cobey, CJG Associates, the Limited Partnership and CJG, Inc. ceased to be the beneficial owner of 5% or more of the issuer's outstanding common stock on April 24, 1997.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Mr. Cobey, CJG, Inc., CJG Associates and the Limited Partnership have no contracts, arrangements, understandings or relationships (legal or otherwise) between themselves or with other persons relating to the securities of the issuer, other than the relationship of Mr. Cobey to CJG Associates and the Limited Partnership, by virtue of his position as a partner in CJG Associates, which in turn is the sole general partner of the Limited Partnership, and other than the contracts and relationships between Mr. Cobey as investment advisor and his clients.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     None.


                                  Page 7 of 9 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                                  August 26, 1997
                                     ----------------------------------------
                                                      (Date)



                                               /s/ H. Todd Cobey, Jr.
                                      ----------------------------------------
                                      H. Todd Cobey, Jr.

                                      COBEY, JACOBSEN & GORDON, INC.



                                      By: /s/ H. Todd Cobey, Jr.
                                          -------------------------------------
                                          H. Todd Cobey, Jr., President

                                      CJG ASSOCIATES



                                      By: /s/ H. Todd Cobey, Jr.
                                          --------------------------------------
                                          H. Todd Cobey, Jr., a partner

                                      ELLIS FUND LIMITED PARTNERSHIP

                                      By: CJG Associates, general partner


                                      By: /s/ H. Todd Cobey, Jr.
                                          -------------------------------------
                                          H. Todd Cobey, Jr., a partner

                                  Page 8 of 9 Pages

                                   Schedule I

                          List of Recent Transactions


                                                                     Amount of               Method of
             Name of Person               Purchase (P)    Date of    Securities    Price     Effecting
          Effecting Transaction           or Sale (S)   Transaction   Involved   Per Share  Transaction
----------------------------------------  ------------  -----------  ----------  ---------  -----------
Ellis Fund Limited Partnership                 S            4/24/97     169,400    $5.6875     AMEX
CJG, Inc.*                                     S            4/24/97      10,000    $5.6875     AMEX
CJG, Inc.*                                     S            4/24/97       3,000    $5.6875     AMEX
CJG, Inc.*                                     S            4/24/97       1,300    $5.6875     AMEX
CJG, Inc.*                                     S            4/24/97       4,600    $5.6875     AMEX
CJG, Inc.*                                     S            4/24/97       8,500    $5.6875     AMEX
CJG, Inc.*                                     S            4/24/97      21,000    $5.6875     AMEX
CJG, Inc.*                                     S            4/24/97      14,700    $5.6875     AMEX
CJG, Inc.*                                     S            4/24/97       7,000    $5.6875     AMEX
CJG, Inc.*                                     S            4/24/97      11,000    $5.6875     AMEX
CJG, Inc.*                                     S            4/24/97      12,000    $5.6875     AMEX
CJG, Inc.*                                     S            4/24/97       4,100    $5.6875     AMEX
H. Todd Cobey, Jr.                             S            4/24/97      46,500    $5.6875     AMEX
H. Todd Cobey, Jr.**                           S            4/24/97      33,000    $5.6875     AMEX
H. Todd Cobey, Jr.**                           S            4/24/97      10,000    $5.6875     AMEX
H. Todd Cobey, Jr.**                           S            4/24/97      28,000    $5.6875     AMEX
H. Todd Cobey, Jr.**                           S            4/24/97      16,500    $5.6875     AMEX
H. Todd Cobey, Jr.**                           S            4/24/97      10,000    $5.6875     AMEX

*Represents sales of shares held by investment advisory clients of Cobey, Jacobsen & Gordon, Inc.

**Represents sales of shares held by persons with whom H. Todd Cobey, Jr. shared dispositive power.


                               Page 9 of 9 Pages